Exhibit 99.1

Condensed Interim Statements of Financial Position	Expressed in U.S. dollars ($000s)

Unaudited

	Note	September 30, 2026 $	December 31, 2025 $
Assets
Current
Cash and cash equivalents		2,134	3,706
Trade and other receivables		11,119	9,629
Prepaid and other assets		583	97
Greenstone gold interest	4	13,212	10,784
		27,048	24,216
Non-current
Investments		1,004	1,011
Deferred financing costs	7	1,626	1,251
Property, plant and equipment		3,508	-
Greenstone gold interest	4	76,242	72,844
Royalty, stream and other interests	5, 6	666,647	318,686
Total assets		776,075	418,008

Liabilities
Current
Trade and other payables	14	1,234	2,878
Credit facilities	7	65,000	30,000
		66,234	32,878
Non-current
Lease liability		2,964	-
Credit facilities	7	290,000	141,000
Deferred income tax liabilities	10	17,800	10,172
Total liabilities		376,998	184,050

Shareholders’ equity
Share capital	8	359,080	217,427
Share-based compensation reserve	8	5,853	5,150
Retained earnings		35,099	12,365
Accumulated other comprehensive loss		(955)	(984)
Total shareholders’ equity		399,077	233,958
Total liabilities and shareholders’ equity		776,075	418,008

Nature of operations (note 1)

Approved by the Board of Directors on November 10, 2026
“Marcel de Groot”	“Elizabeth McGregor”

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	2

Condensed Interim Statements of Income and Comprehensive Income	Expressed in U.S. dollars ($000s) Except for per share amounts
Unaudited

	Note	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Sales	4, 12	9,572	5,074	35,607	11,984
Royalty revenue	12	11,543	3,044	33,209	4,413
Total revenue		21,115	8,118	68,816	16,397

Cost of Sales	4, 12	(4,974)	(3,769)	(16,503)	(10,254)
Depletion	6, 12	(4,201)	(1,624)	(12,349)	(2,523)
Gross profit		11,940	2,725	39,964	3,620

Operating (expenses)/income
Administrative expenses	8, 9	(1,962)	(1,497)	(8,654)	(4,198)
Change in fair value of Greenstone gold interest	4, 12	3,180	4,796	17,328	14,440
Operating income		13,158	6,024	48,638	13,862

Other income/(expense)
Change in fair value of convertible debt derivative liability		-	-	-	3,285
Finance and interest expense	7	(7,368)	(1,313)	(16,288)	(8,533)
Foreign exchange gain/(loss)		71	(34)	(71)	(570)
Interest income		130	91	239	115
Net income before income taxes		5,991	4,768	32,518	8,159
Income tax expense	10	(1,912)	(1,449)	(9,784)	(2,886)
Net income		4,079	3,319	22,734	5,273

Earnings per share
Basic earnings per share	8	0.04	0.04	0.22	0.06
Diluted earnings per share	8	0.04	0.03	0.21	0.06

Weighted average number of common shares outstanding
Basic	8	108,433,593	92,971,426	105,403,014	92,698,748
Diluted	8	111,295,136	95,738,461	108,728,209	94,757,247

Other comprehensive income
Net income		4,079	3,319	22,734	5,273
Items that will not subsequently be reclassified to net income
Change in fair value of investments		(148)	545	29	272
Total comprehensive income		3,931	3,864	22,763	5,545

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	3

Condensed Interim Statements of Changes in Equity	Expressed in U.S. dollars ($000s) Except for per share amounts
Unaudited

	Note	Share capital (Number of shares)	Share capital $	Share-based compensation reserve $	(Deficit)/ Retained earnings $	Accumulated other comprehensive income (loss) $	Total $
Balance — December 31, 2024		92,763,725	215,758	4,765	(7,967)	(1,229)	211,327

Shares issued as interest payment		55,615	155	-	-	-	155
Exercise of share-based compensation	8	548,000	1,422	(1,422)	-	-	-
Share-based compensation	8	-	-	1,395	-	-	1,395
Total comprehensive income		-	-	-	5,273	272	5,545
Balance — September 30, 2025		93,367,340	217,335	4,738	(2,694)	(957)	218,422

Exercise of share-based compensation	8	44,406	92	(92)	-	-	-
Share-based compensation	8	-	-	504	-	-	504
Total comprehensive income (loss)		-	-	-	15,059	(27)	15,032
Balance — December 31, 2025		93,411,746	217,427	5,150	12,365	(984)	233,958

Shares issued under public offering, net of share issuance costs	8	10,300,000	99,924	-	-	-	99,924
Shares issued under private placement, net of share issuance costs	8	1,891,539	19,036	-	-	-	19,036
Shares issued for stream acquisition	5	2,054,906	20,000	-	-	-	20,000
Exercise of share-based compensation	8	1,171,316	2,693	(1,868)	-	-	825
Share-based compensation	8	-	-	2,571	-	-	2,571
Total comprehensive income		-	-	-	22,734	29	22,763
Balance — September 30, 2026		108,829,507	359,080	5,853	35,099	(955)	399,077

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	4

Condensed Interim Statements of Cash Flows	Expressed in U.S. dollars ($000s)
Unaudited

Cash flows provided by (used in)	Note	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Operating activities
Net income		4,079	3,319	22,734	5,273
Items not affecting cash:
Non-cash cost of sales related to Greenstone gold interest	4	3,565	2,897	11,502	8,046
Depletion and amortization	6, 12	4,241	1,624	12,389	2,523
Share-based compensation	8, 9	595	527	2,571	1,170
Change in fair value of Greenstone gold interest	4, 12	(3,180)	(4,796)	(17,328)	(14,440)
Change in fair value of convertible debt derivative liability		-	-	-	(3,285)
Unrealized foreign exchange (gain)/loss		(105)	5	(19)	9
Foreign exchange on convertible debt repaid		-	-	-	518
Finance and interest expense (net of interest income)	7	7,238	1,222	16,049	8,418
Income tax expense	10	1,912	1,449	9,784	2,886
Income taxes paid	10	(203)	(111)	(590)	(362)
Changes in non-cash working capital	13	(352)	(1,881)	(3,618)	(3,539)
		17,790	4,255	53,474	7,217

Investing activities
Acquisition of stream interests	5	-	(125,157)	(340,310)	(160,247)
Purchase of property, plant & equipment		(224)	-	(373)	-
		(224)	(125,157)	(340,683)	(160,247)

Financing activities
Proceeds from credit facilities	7	-	126,000	340,000	181,000
Repayment of credit facilities	7	(20,000)	(2,000)	(156,000)	(5,000)
Repayment of convertible debt		-	-	-	(16,390)
Financing costs and interest paid	7	(8,696)	(1,728)	(16,581)	(5,526)
Proceeds from public offering, net of issue costs	8	-	-	98,426	-
Proceeds from private placements, net of issue costs	8	-	-	18,968	-
Proceeds from stock option exercises	8	-	-	825	-
		(28,696)	122,272	285,638	154,084
Impact of foreign exchange on cash		28	15	(1)	(28)
Increase (decrease) in cash for the period		(11,102)	1,385	(1,572)	1,026
Cash — beginning of period		13,236	1,072	3,706	1,431
Cash — end of period		2,134	2,457	2,134	2,457

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed interim financial statements.

Versamet Royalties	Financial Statements	5

Notes to the Unaudited Condensed

Interim Financial Statements

For the three and nine months ended September 30, 2026 and 2025

Expressed in U.S. dollars unless otherwise stated

1.	Nature of Operations

Versamet Royalties Corporation (“Versamet” or “the Company”) was incorporated under the British Columbia Business Corporations Act on January 24, 2011. Versamet is a single entity. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq in the United States under the symbol “VMET”.

Versamet is a precious metals focused royalty and streaming company with exposure to a range of resource royalties and streams including gold, silver, copper, zinc, graphite and uranium, across a variety of jurisdictions. Typically, in return for making an upfront payment to acquire a royalty or stream on a mining operation or project, Versamet receives a portion of the revenue generated from the mine on an ongoing basis, usually over the life of the mine, or receives metal deliveries over a pre-determined period or up to a pre-determined quantity.

The head office, principal address and registered office of Versamet is located at Suite 1650, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

These condensed interim financial statements were approved and authorized for issue by the Board of Directors of the Company on November 10, 2026.

2.	Basis of Presentation and Material Accounting Policy Information

Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with IFRS Accounting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2025.

The accounting policies followed in these condensed interim financial statements are the same as those applied in the Company’s most recent audited annual financial statements for the year ended December 31, 2025.

Basis of Presentation

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. These condensed interim financial statements are presented in United States dollars and all values are rounded to the nearest thousand, unless otherwise noted.

Changes in Accounting Standards

New standards issued and not yet effective

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and replace International Accounting Standard 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

Versamet Royalties	Financial Statements	6

The Company continues to assess and quantify the effect of IFRS 18 on our financial statements. The standard is expected to change the presentation of the statements of operations, by requiring all income and expenses to be classified into the three main categories of operating, investing and financing. The Statement of Cash Flows will begin with the new IFRS 18-specified subtotal of operating profit. The Company will also have enhanced note disclosures on any identified management-defined performance measures (“MPMs”). The Company expects to apply IFRS 18 on its effective date, with full retrospective application including restated comparative information.

3.	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the condensed interim financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2025.

4.	Greenstone Gold Interest

Greenstone Gold Purchase Agreement

On October 31, 2023, Versamet paid $52.5 million to enter into a gold purchase agreement with Equinox Gold Corp. (“Equinox”) in exchange for monthly deliveries of gold equal to the greater of (a) 350 gold ounces, and (b) gold ounces equal to 1.26% of the monthly gold production from the Greenstone project in Ontario, Canada, (“Greenstone”) at a purchase price per ounce of gold equal to 20% of the then prevailing market price. Monthly gold delivery obligations commenced upon closing of the Greenstone gold interest and will continue until a total of 63,000 ounces of gold have been delivered to Versamet. While gold deliveries will be calculated based on Greenstone production, gold deliveries can be sourced from production from any of Equinox’s operating mines. Under the Greenstone gold interest, Equinox retains the option to buy down deliveries related to 75% of the original delivery obligation at the then-current spot gold price, subject to a minimum gold price per ounce of $2,000.

Details of the changes in the carrying value of the Greenstone gold interest are as follows:

In $000s	$
Balance — December 31, 2024	62,286

Gold deliveries (recognized in cost of sales)	(11,580)
Change in fair value	32,922
Balance — December 31, 2025	83,628

Gold deliveries (recognized in cost of sales)	(11,502)
Change in fair value	17,328
Balance — September 30, 2026	89,454

Less: Current portion, September 30, 2026	(13,212)
Non-current portion, September 30, 2026	76,242

Versamet Royalties	Financial Statements	7

During the three and nine months ended September 30, 2026, the Company received 1,050 oz and 3,150 oz of gold, respectively (2025: 1,050 oz and 3,150 oz), under the Greenstone gold interest, which was initially recognized in inventory. The Company sold the gold for gross proceeds of $4.5 million and $14.4 million in the three and nine months ended September 30, 2026, respectively (2025: $3.6 million and $10.0 million). Upon the sale, the inventory was recognized in cost of sales. The difference between the fair value of the gold delivered and the payment to Equinox for the gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) was recorded as a partial settlement of the Greenstone gold interest and included in cost of sales; accordingly, the amount recorded in cost of sales was $3.6 million and $11.5 million for the three and nine months ended September 30, 2026, respectively (2025: $2.9 million and $8.0 million). During the three and nine months ended September 30, 2026, the Company recognized gains in the fair value of the Greenstone gold interest of $3.2 million and $17.3 million, respectively (2025: gains of $4.8 million and $14.4 million), primarily driven by changes in gold prices and the impact of unwinding discounted cash flows over time.

Changes in each of the following key assumptions and estimates would have the following impact on the value of the Greenstone gold interest as at September 30, 2026 (with an associated movement in the Statement of Income and Comprehensive Income):

Key assumption	Sensitivity applied to key assumption	Impact on asset value at Sept. 30, 2026
Gold price	+/- 10%	+/- $8.9 million
Discount rate	+/- 1%	- $3.5 million / + $3.8 million

5.	Gold Stream Acquisition

On April 10, 2026, Versamet completed the acquisition of a 3.52% life of mine gold stream (the “Gold Stream”) in respect of gold production from the Eskay Creek gold-silver project (the “Project”) in British Columbia, Canada, owned by Skeena Resources Limited from fund entities managed by Orion Resource Partners LP and fund entities managed by affiliates of Blackstone Inc. for total consideration of $360.0 million, comprising $340.0 million in cash and 2,054,906 common shares of the Company. In addition, the Company incurred $0.3 million in costs associated with the acquisition of the Gold Stream, which were added to the carrying value of the asset held within royalty, stream, and other interests (note 6). Versamet will make ongoing cash payments equal to 10% of the spot gold price for gold ounces delivered to the Gold Stream. The Gold Stream is uncapped, with no step-down or buyback provisions.

The Gold Stream Agreement includes certain contingent provisions. If completion tests (as defined in the Gold Stream Agreement) are not satisfied by September 30, 2027, the attributable gold stream percentage will increase incrementally to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following that date, respectively. It will increase by a further 0.13% per quarter thereafter until the completion tests are satisfied. In addition, the Gold Stream Agreement includes a minimum delivery provision whereby, if a cumulative total of 2.61 million ounces of payable gold attributable to the Project has not been produced by April 1, 2040, the Company is entitled to a one-time delivery of gold equal to the shortfall relative to such threshold, multiplied by the applicable gold stream percentage at that time.

Versamet Royalties	Financial Statements	8

6.	Royalty, Stream and Other Interests

The carrying amount of the Company’s royalty, stream and other interests are as follows:

	Cost			Accumulated Depletion and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
September 30, 2026
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	85,403	-	85,403	(651)	(2,997)	(3,648)	81,755
Kiaka, Burkina Faso	58,730	-	58,730	(1,592)	(4,285)	(5,877)	52,853
Santa Rita, Brazil	38,964	-	38,964	(476)	(643)	(1,119)	37,845
Kolpa, Peru	35,090	-	35,090	(2,227)	(3,409)	(5,636)	29,454
Mercedes, Mexico	10,985	-	10,985	(5,664)	(694)	(6,358)	4,627
Blackwater, Canada	7,538	-	7,538	(321)	(312)	(633)	6,905
Pilar, Brazil	5,609	-	5,609	(2,259)	-	(2,259)	3,350
Cuiú Cuiú, Brazil	2,070	-	2,070	-	(9)	(9)	2,061

Non-depletable Royalty and Other Interests
Eskay Creek, Canada	-	360,310	360,310	-	-	-	360,310
El Pilar, Mexico	17,490	-	17,490	-	-	-	17,490
Vittangi, Sweden	15,000	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	5,837	(5,837)	-	(5,837)	-

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	10,000	-	-	-	10,000
PC Silver Mine, Canada	7,514	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	4,391	-	-	-	4,391
Primavera, Nicaragua	1,391	-	1,391	-	-	-	1,391
Other	904	-	904	-	-	-	904
Total	337,713	360,310	698,023	(19,027)	(12,349)	(31,376)	666,647

Versamet Royalties	Financial Statements	9

	Cost				Accumulated Depletion and Impairment
Asset, Location (In $000s)	Opening $	Net Additions/ (Disposals) $	Reclassified $	Closing $	Opening $	Depletion $	Closing $	Carrying Amount[1] $
December 31, 2025
Depletable Royalty, Stream and Other Interests
Rosh Pinah, Namibia	-	85,403	-	85,403	-	(651)	(651)	84,752
Kiaka, Burkina Faso	58,730	-	-	58,730	-	(1,592)	(1,592)	57,138
Santa Rita, Brazil	-	38,964	-	38,964	-	(476)	(476)	38,488
Kolpa, Peru	-	35,090	-	35,090	-	(2,227)	(2,227)	32,863
Mercedes, Mexico	10,985	-	-	10,985	(4,754)	(910)	(5,664)	5,321
Blackwater, Canada	7,538	-	-	7,538	-	(321)	(321)	7,217
Pilar, Brazil	5,609	-	-	5,609	(2,259)	-	(2,259)	3,350

Non-depletable Royalty and Other Interests
El Pilar, Mexico	17,490	-	-	17,490	-	-	-	17,490
Vittangi, Sweden	15,000	-	-	15,000	-	-	-	15,000
Toega, Burkina Faso	11,205	-	-	11,205	-	-	-	11,205
Mercedes, Mexico	5,837	-	-	5,837	(5,837)	-	(5,837)	-
Cuiú Cuiú, Brazil[1]	-	-	2,070	2,070	-	-	-	2,070

Exploration and Evaluation Assets
Hackett River, Nunavut	14,716	-	-	14,716	-	-	-	14,716
Mocoa, Colombia	10,000	-	-	10,000	-	-	-	10,000
PC Silver Mine, Canada	7,514	-	-	7,514	-	-	-	7,514
Mason, Nevada	4,876	-	-	4,876	-	-	-	4,876
Converse, Nevada	4,391	-	-	4,391	-	-	-	4,391
Cuiú Cuiú, Brazil[1]	2,070	-	(2,070)	-	-	-	-	-
Primavera, Nicaragua	1,391	-	-	1,391	-	-	-	1,391
Other	904	-	-	904	-	-	-	904
Total	178,256	159,457	-	337,713	(12,850)	(6,177)	(19,027)	318,686

1.	The total carrying amount of royalty, streams and other interests at September 30, 2026 includes $218,850 (December 31, 2025: $229,129) of depletable mineral interest. The remaining $447,797 (December 31, 2025: $89,557) is classified as non-depletable mineral interest, of which $43,792 (December 31, 2025: $43,792) are classified as Exploration and Evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources and $404,005 (December 31, 2025: $45,765) are assets not yet in production that are classified as development assets under IAS 16. During the nine months ended September 30, 2026, no Exploration and Evaluation assets were acquired (year ended December 31, 2025: Nil). During the nine months ended September 30, 2026, there were no assets accounted for under IFRS 6 reclassified to an asset under IAS 16 (year ended December 31, 2025: $2,070).

7.	Credit Facilities

On April 3, 2026, the Company amended its credit facility agreement to increase its revolving credit facility (the “RCF”) to $250.0 million and add a new $150.0 million term loan (together the “Credit Facilities”) arranged by Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBC”). The Credit Facilities provide for a $100.0 million accordion on the RCF once the term loan has been repaid in full. Amounts drawn on the Credit Facilities are subject to interest at adjusted SOFR plus 2.25% to 3.75% per annum, and the undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.8438% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facilities agreement). The term loan is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40.0 million at maturity on March 31, 2028. The RCF matures on March 4, 2029. The Credit Facilities are secured by the Company’s present and future acquired assets.

Versamet Royalties	Financial Statements	10

Under the Credit Facilities, the Company is required to maintain certain leverage and interest coverage ratios. As at September 30, 2026, the Company was in compliance with all of the covenants related to the Credit Facilities.

A continuity of the amount outstanding under the Credit Facilities is as follows:

In $000s	$
Balance — December 31, 2024	608

Drawdown	181,000
Repayment	(11,000)
Accretion of discount	48
Fees reclassified to deferred financing costs	344
Balance — December 31, 2025	171,000

Drawdown	340,000
Repayment	(156,000)
Balance — September 30, 2026	355,000

Less: Current portion, September 30, 2026	(65,000)
Non-current portion, September 30, 2026	290,000

During the nine months ended September 30, 2026, the Company recorded $15.8 million of interest expense on amounts drawn and standby fees related to the Credit Facilities, of which $15.7 million was paid, and $0.1 million was accrued within trade and other payables at September 30, 2026.

The Company capitalized $0.9 million of deferred financing costs during the nine months ended September 30, 2026 related to commitment and other fees on the Credit Facilities amendments (2025: $1.4 million). Amortization of the deferred financing costs for the three and nine months ended September 30, 2026 was $0.2 million and $0.5 million, respectively (2025: $0.1 million and $0.1 million).

8.	Share Capital and Reserves

Authorized, Issued and Outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

On February 9, 2026, the Company completed a bought-deal public offering, pursuant to which the Company sold 10,300,000 common shares at C$13.75 per share for gross proceeds of C$141.6 million ($104.2 million), before share issuance costs of $5.7 million ($4.2 million net of taxes). Concurrently, the Company completed a non-brokered private placement with Tether Investments S.A. de C.V. (“Tether Investments”), to which the Company sold 1,575,712 common shares at C$13.75 per share for proceeds of C$21.7 million ($16.0 million), pursuant to the exercise of Tether Investments participation rights in the public offering.

On April 23, 2026, the Company completed a non-brokered private placement with Tether Investments, to which the Company sold 315,827 common shares for net proceeds of $3.0 million, pursuant to the exercise of Tether Investments participation rights related to the shares issued for the Gold Stream acquisition (note 5).

During the nine months ended September 30, 2026, 1,171,316 common shares were issued as a result of the exercise of performance restricted share units, restricted share units, and stock options.

Versamet Royalties	Financial Statements	11

Share-based compensation

The breakdown of the Company’s share-based compensation is as follows:

In $000s	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Stock options	90	239	353	597
Restricted Share Units	413	196	1,807	746
Performance Restricted Share Units	92	92	411	(173)
Total share-based compensation expense	595	527	2,571	1,170

Stock options

A continuity schedule for stock options is as follows:

Stock Options	Number
Outstanding — December 31, 2024	2,324,786

Granted	1,253,817
Exercised	(36,000)
Forfeited	(244,571)
Outstanding — December 31, 2025	3,298,032

Exercised	(692,625)
Outstanding —September 30, 2026	2,605,407

The weighted average common share price at the time the stock options were exercised during the nine months ended September 30, 2026, was C$16.41. No stock options were exercised during the three months ended September 30, 2026.

As at September 30, 2026, the Company had the following stock options outstanding:

Number outstanding	Exercisable	Exercise Price per Share (CAD$)	Expiry Date	Weighted average life remaining (years)
908,000	908,000	$3.50	September 1, 2027	0.92
150,000	150,000	$3.50	February 27, 2028	1.41
150,000	150,000	$3.50	March 20, 2028	1.47
330,661	220,441	$3.50	January 15, 2029	2.30
608,996	202,999	$4.00	January 15, 2030	3.30
257,750	85,917	$4.00	May 9, 2030	3.61
200,000	66,667	$4.00	May 12, 2030	3.62
2,605,407	1,784,024	$3.70	-	2.18

Versamet Royalties	Financial Statements	12

Restricted Share Units (“RSU”)

A continuity schedule for RSUs is as follows:

Restricted Share Units	Number
Outstanding — December 31, 2024	1,058,826

Granted	651,563
Settled	(566,750)
Forfeited	(144,875)
Outstanding — December 31, 2025	998,764

Granted	253,700
Settled	(153,333)
Outstanding — September 30, 2026	1,099,131

The holders of the RSUs have the right to defer receipt of the common shares underlying the RSUs upon vesting. As at September 30, 2026, 649,643 RSUs were exercisable, and settlement had been deferred at the holder's election.

The grant date fair value of the RSUs is determined using the market value of the underlying common shares at the date of the grant and is adjusted based on the number of RSUs expected to vest ultimately. The weighted average grant date fair value of the RSUs granted during the nine months ended September 30, 2026 was $9.08 per RSU.

Performance Restricted Share Units (“PRSU”)

A continuity schedule for PRSUs is as follows:

Performance Restricted Share Units	Number
Outstanding — December 31, 2024	400,000

Granted	400,000
Forfeited	(400,000)
Outstanding — December 31, 2025	400,000

Granted	109,445
Settled	(400,000)
Outstanding — September 30, 2026	109,445

During the nine months ended September 30, 2026, the Company granted 109,445 PRSUs to employees and officers. Each PRSU has two components: (a) a performance condition based on the Company's total shareholder return (“TSR“) relative to a pre-determined group of peers, and (b) a service condition. Following the end of the performance period, the Board will determine the TSR ranking relative to the peer group and apply the corresponding multiplier, with vesting ranging from 0% to 200%. Upon vesting, at the Board’s discretion, PRSUs may be settled in cash or shares. As the Company does not have a present obligation to settle the issued PRSUs in cash, the PRSUs issued have been treated as equity-settled instruments.

The grant date fair value of the PRSUs was determined using the market value of the underlying common shares on the grant date, adjusted for the number of PRSUs expected to vest ultimately. The weighted average grant date fair value of the PRSUs granted during the nine months ended September 30, 2026, was $10.32 per PRSU.

Versamet Royalties	Financial Statements	13

Earnings per share

Basic and diluted earnings per share are calculated based on the following:

In $000s (except for shares and per share amounts)	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Net income	4,079	3,319	22,734	5,273
Basic weighted average number of shares	108,433,593	92,971,426	105,403,014	92,698,748
Basic earnings per share	0.04	0.04	0.22	0.06

Effect of dilutive securities
Stock options	1,870,520	1,561,933	2,096,468	859,003
RSUs	986,826	880,231	1,054,419	982,915
PRSUs	4,197	324,871	174,308	216,581
Diluted weighted average number of common shares	111,295,136	95,738,461	108,728,209	94,757,247
Diluted earnings per share	0.04	0.03	0.21	0.06

For the three and nine months ended September 30, 2026 and 2025, no potentially dilutive securities were excluded from the computation of diluted earnings per share.

9.	Administrative Expenses

The breakdown of the Company’s administrative expenses by nature is as follows:

In $000s	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Business development expenses	143	11	1,938	98
Corporate administration	247	255	995	490
Professional fees	88	329	583	646
Salaries and benefits	849	375	2,527	1,794
Amortization	40	-	40	-
Administrative expenses before share-based compensation	1,367	970	6,083	3,028

Share-based compensation	595	527	2,571	1,170
Total administrative expenses	1,962	1,497	8,654	4,198

10.	Taxation

The breakdown of the income tax expense is as follows:

In $000s	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Current income tax expense	203	111	590	363
Deferred income tax expense	1,709	1,338	9,194	2,523
Total income tax expense	1,912	1,449	9,784	2,886

Versamet Royalties	Financial Statements	14

The current tax expense reflects withholding tax payable on royalty revenue earned from certain foreign royalties.

The tax expense at statutory rates for the Company can be reconciled to the reported income as follows:

In $000s (except for tax rate)	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Net income before income tax expense	5,991	4,768	32,518	8,159
Statutory income tax rate	27%	27%	27%	27%
Expected income tax expense at the statutory rate	1,618	1,287	8,780	2,203

Withholding taxes on royalty revenue	148	111	430	363
Non-deductible expenses	257	145	966	383
Recognition of temporary differences	(111)	(96)	(235)	(130)
Change in unrecognized tax assets	-	2	51	67
Adjustments in respect of prior year	-	-	(208)	-
Total income tax expense	1,912	1,449	9,784	2,886

11.	Related Party Transactions

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

B2Gold

B2Gold is considered a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company's board of directors.

Tether Investments

Tether Investments is considered a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company's board of directors.

During the nine months ended September 30, 2026, the Company completed two non-brokered private placements with Tether Investments, to which the Company sold 1,891,539 common shares for net proceeds of $19.0 million, pursuant to the exercise of Tether Investments’ participation rights in the public offering and shares issued for the Gold Stream acquisition (note 8).

Sandstorm

Sandstorm was a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company's board of directors.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. (“Royal Gold”) and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments and Nemesia S.à.r.l, a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

Versamet Royalties	Financial Statements	15

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole, including its Board of Directors. Compensation for key management personnel of the Company was as follows:

In $000s	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Salaries and benefits	449	107	1,357	1,132
Share-based compensation	401	294	2,012	528
Total	850	401	3,369	1,660

12.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated regularly by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below. The Company’s operating segments are considered to be its individual royalties, streams, and the Greenstone gold interest, and the segment measure of profit or loss is Income (loss) before taxes. The Company’s head office and general corporate administration (including finance expenses and derivative fair value changes) are included within ‘Corporate’ to reconcile the reportable segments to the financial statements.

For the three months ended September 30, 2026:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	374	-	(86)	-	288	374
Cuiú Cuiú, Brazil	-	296	-	(9)	-	287	296
Greenstone, Canada	4,460	-	(4,456)	-	3,180	3,184	3,569
Kiaka, Burkina Faso	-	8,469	-	(1,569)	-	6,900	8,469
Kolpa, Peru	3,173	-	(318)	(1,482)	-	1,373	2,854
Mercedes, Mexico	-	634	-	(220)	-	414	634
Rosh Pinah, Namibia	1,939	-	(200)	(525)	-	1,214	1,739
Santa Rita, Brazil	-	1,770	-	(310)	-	1,460	1,770
Total segments	9,572	11,543	(4,974)	(4,201)	3,180	15,120	19,705

Operating expenses [1]	-	-	-	-	-	(1,962)	(1,327)
Foreign exchange gain/(loss)	-	-	-	-	-	71	(33)
Finance and interest expense net of interest income	-	-	-	-	-	(7,238)	-
Income tax paid	-	-	-	-	-	-	(203)
Movement in working capital	-	-	-	-	-	-	(352)
Total Corporate	-	-	-	-	-	(9,129)	(1,915)
Segments & Corporate total	9,572	11,543	(4,974)	(4,201)	3,180	5,991	17,790

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income except the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).
2.	Cost of sales includes cost of sales for the Greenstone gold interest consisting of a $0.9 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $3.6 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.
3.	Royalty revenue from the Blackwater, Cuiú Cuiú, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer. The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.
4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	16

For the three months ended September 30, 2025:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	497	-	(124)	-	373	498
Cuiú Cuiú, Brazil	-	250	-	-	-	250	250
Greenstone, Canada	3,611	-	(3,621)	-	4,796	4,786	2,886
Kiaka, Burkina Faso	-	1,752	-	(389)	-	1,363	1,751
Kolpa, Peru	1,463	-	(148)	(893)	-	422	1,315
Mercedes, Mexico	-	447	-	(192)	-	255	447
Santa Rita, Brazil	-	98	-	(26)	-	72	98
Total segments	5,074	3,044	(3,769)	(1,624)	4,796	7,521	7,245

Operating expenses [1]	-	-	-	-	-	(1,497)	(970)
Foreign exchange loss	-	-	-	-	-	(34)	(28)
Finance and interest expense net of interest income	-	-	-	-	-	(1,222)	-
Income tax paid	-	-	-	-	-	-	(111)
Movement in working capital	-	-	-	-	-	-	(1,881)
Total Corporate	-	-	-	-	-	(2,753)	(2,990)
Segments & Corporate total	5,074	3,044	(3,769)	(1,624)	4,796	4,768	4,255

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income except the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).
2.	Cost of sales includes cost of sales for the Greenstone gold interest consisting of a $0.7 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $2.9 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.
3.	Royalty revenue from the Blackwater, Cuiú Cuiú, Kiaka, Mercedes and Santa Rita royalties are each considered to be from one customer. The gold and copper received from the Greenstone gold interest and Kolpa stream were each sold to one customer.
4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	17

For the nine months ended September 30, 2026:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	1,598	-	(312)	-	1,286	1,598
Cuiú Cuiú, Brazil	-	296	-	(9)	-	287	296
Greenstone, Canada	14,385	-	(14,377)	-	17,328	17,336	11,510
Kiaka, Burkina Faso	-	24,549	-	(4,285)	-	20,264	24,549
Kolpa, Peru	7,362	-	(743)	(3,409)	-	3,210	6,619
Mercedes, Mexico	-	2,181	-	(694)	-	1,487	2,181
Rosh Pinah, Namibia	13,860	-	(1,383)	(2,997)	-	9,480	12,477
Santa Rita, Brazil	-	4,585	-	(643)	-	3,942	4,585
Total segments	35,607	33,209	(16,503)	(12,349)	17,328	57,292	63,815

Operating expenses [1]	-	-	-	-	-	(8,654)	(6,043)
Foreign exchange loss	-	-	-	-	-	(71)	(90)
Finance and interest expense net of interest income	-	-	-	-	-	(16,049)	-
Income tax paid	-	-	-	-	-	-	(590)
Movement in working capital	-	-	-	-	-	-	(3,618)
Total Corporate	-	-	-	-	-	(24,774)	(10,341)
Segments & Corporate total	35,607	33,209	(16,503)	(12,349)	17,328	32,518	53,474

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).
2.	Cost of sales includes cost of sales for the Greenstone gold interest consisting of a $2.9 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $11.5 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.
3.	Royalty revenue from the Blackwater, Cuiú Cuiú, Kiaka, Mercedes and Santa Rita royalties are each considered to be from a single customer. The gold, silver and copper received from the Greenstone gold interest, Rosh Pinah stream and Kolpa stream were each sold to one customer.
4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	18

For the nine months ended September 30, 2025:

Segment, Location (In $000s)	Sales[3] $	Royalty revenue[3] $	Cost of sales [2] $	Depletion $	Change in fair value of Greenstone gold interest $	Income (loss) before taxes $	Cash flow from operating activities[4] $
Blackwater, Canada	-	859	-	(240)	-	619	859
Cuiú Cuiú, Brazil	-	250	-	-	-	250	250
Greenstone, Canada	10,035	-	(10,057)	-	14,440	14,418	8,023
Kiaka, Burkina Faso	-	1,752	-	(389)	-	1,363	1,751
Kolpa, Peru	1,949	-	(197)	(1,190)	-	562	1,752
Mercedes, Mexico	-	1,454	-	(678)	-	776	1,454
Santa Rita, Brazil	-	98	-	(26)	-	72	98
Total segments	11,984	4,413	(10,254)	(2,523)	14,440	18,060	14,187

Operating expenses [1]	-	-	-	-	-	(4,198)	(3,028)
Foreign exchange loss	-	-	-	-	-	(570)	(41)
Finance and interest expense net of interest income	-	-	-	-	-	(8,418)	-
Change in fair value of derivative liability	-	-	-	-	-	3,285	-
Income tax paid	-	-	-	-	-	-	(362)
Movement in working capital	-	-	-	-	-	-	(3,539)
Total Corporate	-	-	-	-	-	(9,901)	(6,970)
Segments & Corporate total	11,984	4,413	(10,254)	(2,523)	14,440	8,159	7,217

1.	Includes all operating expenses from the Statement of Income and Comprehensive Income with the exception of the change in value of the Greenstone gold interest (and excludes share-based compensation from cash flow from operating activities).
2.	Cost of sales includes cost of sales for the Greenstone gold interest consisting of a $2.1 million cash payment to Equinox for gold delivered (at a cost per oz of gold equal to 20% of the prevailing market price) and a $8.0 million non-cash partial settlement of the Greenstone gold interest due to the gold delivered in the period.
3.	Royalty revenue from the Blackwater, Cuiú Cuiú, Kiaka, Mercedes and Santa Rita royalties are each considered to be from one customer. The gold and copper received from the Greenstone gold interest and Kolpa stream were each sold to one customer.
4.	Segment cash flows from operating activities are based on current period royalty revenues and adjusted for timing of cash receipts through movement in working capital adjustments.

Versamet Royalties	Financial Statements	19

Total Non-Current Assets by Segment

In $000s	September 30, 2026 $	December 31, 2025 $
Greenstone gold interest	76,242	72,844

Royalty, Stream & Other Assets
Eskay Creek, Canada	360,310	-
Rosh Pinah, Namibia	81,755	84,752
Kiaka, Burkina Faso	52,853	57,138
Santa Rita, Brazil	37,845	38,488
Kolpa, Peru	29,454	32,863
El Pilar, Mexico	17,490	17,490
Vittangi, Sweden	15,000	15,000
Hackett River, Nunavut	14,716	14,716
Toega, Burkina Faso	11,205	11,205
Mocoa, Colombia	10,000	10,000
PC Silver Mine, Canada	7,514	7,514
Blackwater, Canada	6,905	7,217
Mason, Nevada	4,876	4,876
Mercedes, Mexico	4,627	5,321
Converse, Nevada	4,391	4,391
Pilar, Brazil	3,350	3,350
Cuiú Cuiú, Brazil	2,061	2,070
Primavera, Nicaragua	1,391	1,391
Other	904	904
Total Royalty, stream & other interests	666,647	318,686
Total	742,889	391,530

Total Non-Current Assets by Geographic Region

In $000s	September 30, 2026 $	December 31, 2025 $
North America	497,071	134,369
Africa	145,813	153,095
Central and South America	84,101	88,162
Europe	15,000	15,000
Other	904	904
Total	742,889	391,530

Versamet Royalties	Financial Statements	20

13.	Supplemental Cash Flow Information

In $000s	3 months ended Sept. 30, 2026 $	3 months ended Sept. 30, 2025 $	9 months ended Sept. 30, 2026 $	9 months ended Sept. 30, 2025 $
Changes in non-cash working capital:
Trade and other receivables and prepaid assets	(679)	(2,271)	(2,147)	(3,047)
Trade and other payables	327	390	(1,471)	(492)
Changes in non-cash working capital	(352)	(1,881)	(3,618)	(3,539)

Significant non-cash transactions:
Shares issued to acquire the Gold Stream (note 5)	-	-	20,000	-
Settlement of interest payments in shares	-	-	-	155

14.	Financial Instruments

As at September 30, 2026 and December 31, 2025, the Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 — fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 — fair values based on inputs for the asset or liability that are not based on observable market data.

The following tables set forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2026 and December 31, 2025:

As at September 30, 2026:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,004	1,004	-	-
Greenstone gold interest	89,454	-	-	89,454
Total	90,458	1,004	-	89,454

Versamet Royalties	Financial Statements	21

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximates their carrying values at September 30, 2026 and December 31, 2025, due to their short-term nature. The fair value of the Company’s Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. There were no transfers between the levels of the fair value hierarchy during the period ended September 30, 2026 and the year ended December 31, 2025.

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet’s royalty, stream and Greenstone gold interest portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, streams and the Greenstone gold interest.

The following table shows the Company’s contractual obligations as they fall due as at September 30, 2026:

In $000s	Within 1 year $	1–5 years $	Over 5 years $	Total Sept. 30, 2026 $
Trade and other payables	1,234	-	-	1,234
Credit facilities [1]	91,054	316,919	-	407,973
Total	92,288	316,919	-	409,207

1.	The estimated interest amounts related to the Credit Facilities are included in the table above.

Versamet Royalties	Financial Statements	22

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, trade and other receivables, investments, and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar monetary assets and monetary liabilities as at September 30, 2026, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $nil on net income and $0.1 million on total comprehensive income as at September 30, 2026.

The Company is exposed to commodity price movements as a result of the Greenstone gold interest (note 4). The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow, including the gold price. A 10% increase or decrease in the gold price used in the valuation as at September 30, 2026 would increase or decrease net income and total comprehensive income by $8.9 million.

15.	Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities (note 7); at September 30, 2026, the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company’s operations in the future.

Versamet Royalties	Financial Statements	23